August 2, 2013

Sharon Blume

Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC  20549

RE:                           Comment Letter dated July 5, 2013

Guaranty Bancorp

Form 10-K for the fiscal year ended December 31, 2012 filed February 14, 2013

File No. 000-51556

Dear Ms. Blume,

This letter sets forth the responses of Guaranty Bancorp (“Guaranty”, “we” or “our”) to the comments raised by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Comment Letter, dated July 5, 2013 (the “Comment Letter”), relating to our Form 10-K for the fiscal year ended December 31, 2012 (“Form 10-K”), with the Commission.

For your convenience, each comment is reprinted in italics as issued in the Comment Letter, bears the same number as assigned in the Comment Letter and is followed by our corresponding response.

1.              Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Nonperforming Assets and Other Impaired Loans, page 55

Please provide us with and revise Tables 12 and 13 in future filings, to include information relating to your troubled debt restructurings, both performing and nonperforming, as well as indicating how these restructurings have been considered in the presentation of the respective ratios presented.

Below is Table 12 as presented in our Form 10-K, with the additional information related to our troubled debt restructurings (“TDRs”) to address the items in the Comment Letter.  Information regarding such TDRs was provided in paragraph form below Table 12 on the Form 10-K.

Table 12

	December 31, 2012	December 31, 2011
	(Dollars in thousands)

Nonperforming assets:
Nonaccrual loans and leases, not restructured	$9,033	$15,109
Restructured loans and leases on Nonaccrual Status (Nonperforming TDRs)	4,659	11,692
Accruing Loans past due 90 days or more	224	6
Total nonperforming loans	$13,916	$26,807
Other real estate owned and foreclosed assets	19,580	29,027
Total nonperforming assets	$33,496	$55,834

Impaired loans:
Nonperforming loans	$13,916	$26,807
Other restructured loans still accruing (Performing TDRs)	3,838	$—
Allocated allowance for loan losses	(2,654)	(3,490)
Net investment in impaired loans	$15,100	$23,317

Impaired loans with a valuation allowance	$9,948	$10,598
Impaired loans without a valuation allowance	7,806	16,209
Total impaired loans	$17,754	$26,807
Valuation allowance related to impaired loans	$2,654	$3,490
Valuation allowance as a percent of impaired loans	14.9%	13.0%

Nonaccrual loans to loans, net of unearned discount	1.18%	2.44%
Nonperforming assets to total assets	1.78%	3.30%
Allowance for loan losses to nonperforming loans, excluding loans held for sale	180.67%	129.30%

The nonaccrual loans to net loans, the nonperforming assets to total assets and the nonperforming loan coverage ratio included in Table 12 above considered the nonperforming TDRs as a result of their nonaccrual status.  Performing TDRs are not considered in any of the three reported ratios due to their “performing” status.  The valuation allowance as a percent of impaired loans is calculated as the specific reserves set aside pursuant to ASC 310-10-35-22 divided by impaired loans (which includes both performing and nonperforming TDRs).

Below is Table 13 as presented in our Form 10-K, with the additional information related to our TDRs.

Table 13

	At December 31,
	2012	2011	2010	2009	2008
	(Dollars in thousands)

Nonaccrual loans, not restructured	$9,033	$15,109	$63,716	$69,446	$60,354
Restructured loans and leases on Nonaccrual Status (Nonperforming TDRs)	4,659	11,692	24,788	—	—
Accruing loans past due 90 days or more	224	6	3,317	123	228

Total nonperforming loans (NPLs)	13,916	26,807	91,821	69,569	60,582

Other real estate owned and foreclosed assets	19,580	29,027	22,898	37,192	484

Total nonperforming assets (NPAs)	$33,496	$55,834	$114,719	$106,761	$61,066

Other restructured loans still accruing (Performing TDRs)	$3,838	$—	$—	$—	$—

Selected ratios:
NPLs to loans, net of unearned discount	1.20%	2.44%	7.53%	4.55%	3.31%
NPAs to total assets	1.78%	3.30%	6.13%	5.02%	2.90%

The nonperforming loans to net loans and the nonperforming assets to total assets ratios included in Table 13 above considered the nonperforming TDRs as a result of their nonaccrual status.  Performing TDRs are not considered in either of the two reported ratios due to their “performing” status.

We appreciate your comments and recommendations regarding our Tables 12 and 13, with respect to troubled debt restructuring, and we will incorporate them into our future filings starting with our second quarter 2013 Form 10-Q.

2.              Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Nonperforming Assets and Other Impaired Loans, page 55

Further, please provide us with and revise future filings to address the following as it relates to troubled debt restructurings:

·                  Revise to include a rollforward of activity for troubled debt restructurings for each period presented (i.e. for both accruing and nonaccruing); and

·                  Disclose the amount of all troubled debt restructurings charged-off and the amount of any allowance for loan loss allocated to these loans for the periods presented.

The tables below incorporate the additional information requested by item 2 in the Comment Letter.

	Performing TDRs	Nonperforming TDRs	Total TDRs
	(Dollars in thousands)
Troubled Debt Restructuring Rollforward:
Balance at December 31, 2010	$—	$24,788	$24,788
Principal (Repayments) / Advances	—	(18,509)	(18,509)
Charge-Offs	—	(4,563)	(4,563)
New Modifications	—	9,976	9,976
Balance at December 31, 2011	$—	$11,692	$11,692
Principal (Repayments) / Advances	—	(9,849)	(9,849)
Charge-Offs	—	(2,200)	(2,200)
New Modifications	—	8,854	8,854
Transfers	3,838	(3,838)	—
Balance at December 31, 2012	$3,838	$4,659	$8,497

	December 31, 2012	December 31, 2011
	(Dollars in thousands)

Troubled Debt Restructurings (TDRs):
Performing TDRs	$3,838	$—
Allocated allowance for loan losses on performing TDRs	(12)	—
Net Investment in performing TDRs	$3,826	$—

Nonperforming TDRs	$4,659	$11,692
Allocated allowance for loan losses on nonperforming TDRs	(1,539)	(1,466)
Net Investment in nonperforming TDRs	$3,120	$10,226

Net charge-offs taken on TDRs	$2,200	$4,563

Again, we appreciate your comments and recommendations regarding this additional rollforward of activity with respect to troubled debt restructuring, and related charge-offs of troubled debt restructurings.   We will incorporate these comments into our future filings and have included these comments in our Form 10-Q for the second quarter 2013.

3.              Report of Independent Registered Accounting Firm, page 73

We note the Company’s transition from smaller reporting company to accelerated filer status this year. When a company is required to exit smaller reporting company status, it may continue to report as a smaller reporting company through the filing of the annual report on Form 10-K for that year. However, while the company may still provide scaled disclosure in the Form 10-K, as an accelerated filer, it is required to include the auditor attestation report on internal control over financial reporting required by Section 404(b) of Sarbanes-Oxley. Please revise the December 31, 2012 Form 10-K to include this information or tell us why you believe it is not required to be provided.

Below is why we did not believe the auditor attestation report on internal control over financial reporting required by Section 404(b) of Sarbanes-Oxley was required to be included on the Form 10-K for the fiscal year ended December 31, 2012 when we originally filed such report on February 14, 2013.

As the Company had over $75 million in public float at June 30, 2012, the Company looked to determine if the auditor attestation report under Section 404(b) would begin to be applicable to us starting in 2012 or 2013. After review of Sections 404(b) and 404(c) of Sarbanes-Oxley in conjunction with applicable SEC Compliance and Disclosure Interpretations, the Company determined, based on the advice of its outside legal counsel, that there was no bright-line answer.

To assist us in making the determination if the smaller reporting company rules or accelerated filer rules applied for the Form 10-K filed for the fiscal year ended December 31, 2012, our external legal counsel contacted the Securities and Exchange Commission Office of Small Business in December 2012.  Our counsel requested assistance in making the determination of whether the smaller reporting company rules or accelerated filer rules applied for our Form 10-K filing for the fiscal year ended December 31, 2012.

The SEC Staff stated that because our public float exceeded $75 million as of June 30, 2012, we would cease being a smaller reporting company on January 1, 2013.

The following SEC Compliance and Disclosure Interpretation was referenced in the conversation between our counsel and the Staff:

Question: Based on its $100 million public float as of the last business day of the second quarter in 2010, an issuer with a December 31 fiscal year end will be required to report under non-smaller reporting company disclosure provisions beginning with the Form 10-Q for the first quarter in 2011. Does this issuer qualify as a smaller reporting company as of January 21, 2011, thus entitling it to rely on the delayed phase-in period for smaller reporting companies for compliance with Rule 14a-21?

Answer: No. Each issuer determines its eligibility for smaller reporting company status for 2011 on the basis of its public float or annual revenue as of the last business day of the second fiscal quarter of 2010. If an issuer with a December 31 fiscal year end is no longer eligible to be a smaller reporting company, it loses that status on the first day of 2011, even though it is permitted to file its Form 10-K for 2010 in 2011 as a smaller reporting company. Accordingly, in this example, on January 1, 2011, the issuer is no longer a smaller reporting company, even though it can check the “Smaller Reporting Company” box on the cover of its Form 10-K for fiscal year 2010. The issuer will not be permitted to check the “Smaller Reporting Company” box on the cover of its Form 10-Q for the first quarter of 2011. [Feb. 11, 2011]

The instructions to the cover page of the 10-K require registrants to check one box to indicate that they are either a “Smaller Reporting Company”, or fall into one of the other categories of filers.  The SEC Staff instructed our counsel to have us check both the Smaller Reporting Company Box as we were a smaller reporting company for all of 2012 and also to check the Accelerated Filer Box as we were an Accelerated Filer on the date we filed our 10-K for the fiscal year ended December 31, 2012.

As only one box could be checked for each period, we understood, based on the SEC Compliance and Disclosure Interpretation above and the guidance from the Staff, that we were not an accelerated filer as of December 31, 2012, as we were a smaller reporting company until January 1, 2013.

In determining whether the firm that prepares or issues the audit report for us should also include an auditor attestation report on internal control over financial reporting required by Section 404(b) of Sarbanes-Oxley, we reviewed the exemption for smaller issues found at Section 404(c):

(c) EXEMPTION FOR SMALLER ISSUERS. - Subsection (b) shall not apply with respect to any audit report prepared for an issuer that is neither a ‘large accelerated filer’ nor an ‘accelerated filer’ as those terms are defined in Rule 12b—2 of the Commission (17 C.F.R. 240.12b—2).

Section 404(c) of Sarbanes-Oxley provided an exception that an auditor attestation report is not required for an issuer that is neither a “large accelerated filer” nor an “accelerated filer”.  As we were a smaller reporting company for all of 2012 per the SEC Compliance and Disclosure Interpretation dated February 11, 2011, it was concluded that we were neither a large accelerated filer nor an accelerated filer for 2012.   Thus, we determined that no auditor attestation report on internal control over financial reporting required by Section 404(b) was required for 2012.

Further, Rule 12b-2 provides that “[t]he determination at the end of the issuer’s fiscal  year for whether a nonaccelerated filer becomes an accelerated filer, or whether a non-accelerated filer or accelerated filer becomes a large accelerated filer, governs the deadlines for the annual report to be filed for that fiscal year, the quarterly and annual reports to be filed for the subsequent fiscal year and all annual and quarterly reports to be filed thereafter while the issuer remains an accelerated filer or large accelerated filer.”    Notably, Rule 12b-2 does not address or determine what the annual report must contain. The contents of that report and subsequent reports are governed by Item 10(e) of Regulation S-K, which provides that when a reporting company determines that, as of the last business day of its second fiscal quarter, it is not a smaller reporting company, it “must reflect this determination in the information it provides in its quarterly report on Form 10-Q for the first fiscal quarter of the next year.” There is no suggestion in Rule 12b-2 that it must reflect the information in any report filed prior to that Form 10-Q.

Again, both the Smaller Reporting Company box and Accelerated Filer box were checked solely based on the advice from the SEC Staff to indicate that we were a Smaller Reporting Company (and not an Accelerated Filer) for 2012 and an accelerated filer as of the date we filed the 10-K with the SEC on February 14, 2013.

The additional testing required by our external auditors to issue an attestation report under Section 404(b) of Sarbanes-Oxley is not expected to be significant.  Our external auditors have previously issued unqualified opinions on Guaranty Bank and Trust Company’s (a 100% wholly-owned subsidiary of the Company comprising the vast majority of the Company’s operations as reflected in our consolidated balance sheet, statement of comprehensive income, statement of stockholders’ equity and statement of cash flows)  internal control over financial reporting under Statements on Standards for Attestation Engagements No. 10 (SSAE 10), formally AT 501 for 2012, 2011 and 2010 for purposes of Section 112 of the Federal Deposit Insurance Corporation Improvement Act.  In addition, the Company had previously been subject to the attestation report under Section 404(b) of Sarbanes-Oxley prior to 2010 and has not materially changed its internal control processes and procedures over financial reporting in the years since.

Though we do not believe the Staff’s interpretation is the only reasonable interpretation of the applicable rules, we do recognize that it is a reasonable reading of these ambiguous rules. We understand the Staff believes that it has effectively communicated its interpretation of the smaller issuer exception under Section 404(c) of Sarbanes-Oxley to registrants, but we believe our experience is evidence to the contrary given our call to the SEC Staff to seek clarification before filing our 10-K for the fiscal year ended December 31, 2012. Nonetheless, in response to the Staff’s comment and in light of the Staff’s position on this matter, we will file an Amended Form 10-K/A with the inclusion of the auditor’s attestation report under Section 404(b) of Sarbanes-Oxley.

4.              Notes to Consolidated Financial Statements

Note (12) Income Taxes, page 99

We note that you have recognized significant cumulative losses during the 2007-2010 fiscal periods and have been in a cumulative loss position at each of the last three fiscal year ends. We note the Company recorded an $8.5 million partial valuation allowance for deferred tax assets at December 31, 2010 based on various tax planning strategies. At December 31, 2011 the Company again considered various tax planning strategies and recorded a reduction in the partial valuation allowance for deferred tax assets in the amount of $6.6 million. [sic] At December 31, 2012, the Company considered future taxable income as well as various tax planning strategies and based on these factors, the Company determined that no valuation allowance for deferred tax assets was necessary as of December 31, 2012. In determining the need for a valuation allowance, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses, which is considered a significant piece of negative evidence that is difficult to overcome (refer to paragraphs 21 — 23 of ASC 740-10-30). Furthermore the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. Please provide us with specific detailed information to support the realizability of the net deferred tax asset, and your accounting, at each of the last three fiscal period ends as well as for the interim reporting period during fiscal 2013.

Information and detailed accounting of the Deferred Tax Asset for the last three fiscal period ends and the interim reporting period during fiscal 2013 are as follows:

December 31, 2010:

For the fiscal period ended December 31, 2010, the following table reflects the detailed analysis to support the realizability of our deferred tax asset:

Deferred Tax Asset Valuation Allowance Computation - 12/31/10
(in thousands)
Deferred tax asset, including net operating loss carry-forwards	$22,840
Tax Planning Strategies:
Branch sales on bank’s internal branch disposition list	2,044
Change in tax accounting methods	1,539
Sales of securities (1)	1,473
Sales of other assets with tax basis in excess of book basis	7,613
Sale of 1-4 family mortgages — 1st lien	752
Sale of line of business	544
Sale of SBA loans	375
Total Tax Planning Strategies	$14,340
Excess deferred tax asset over tax planning strategies	$8,500

(1) As a financial institution, gains on sales of securities are taxable at ordinary income tax rates.

At December 31, 2010, we had approximately $58.6 million of timing differences dependent upon future income or tax planning strategies for realization.  These timing differences equated to a deferred tax asset of approximately $22.8 million before consideration of a deferred tax asset valuation allowance.  During 2010, the Company believed that future taxable income should no longer be used to support our deferred tax asset primarily due to the negative evidence that the Company had reported a cumulative three year loss and asset quality trends, although improving, had not yet shown evidence of a sustainable favorable trend at that time.  There was evidence that it was probable that 2011 would be a return to profitability, but as of December 31, 2010, this positive evidence was insufficient to offset the negative evidence of the three-year cumulative loss.  Therefore, a valuation allowance in the amount of $8.5 million was established in 2010 based on the above table.   Please also see discussion below under the response to the third bullet point under Comment 5 for further detail as to why future taxable was not used to offset the deferred tax asset as of December 31, 2010.

December 31, 2011:

For the fiscal period ended December 31, 2011, the following table reflects the detailed analysis to support the realizability of our deferred tax asset:

Deferred Tax Asset Valuation Allowance Computation - 12/31/11 (in thousands)

Deferred tax asset, including net operating loss carry-forwards	$18,649
Tax Planning Strategies:
Branch sales on bank’s internal branch disposition list	1,409
Change in tax accounting methods	1,499
Sales of securities (1)	2,481
Sales of other assets with tax basis in excess of book basis	5,037
Sale of 1-4 family mortgages — 1st lien	801
Sale of line of business	457
Sale of SBA loans	362
Total Tax Planning Strategies	12,046
Excess deferred tax asset over tax planning strategies	$6,603

(1) As a financial institution, gains on sales of securities are taxable at ordinary income tax rates.

At December 31, 2011 the Company had approximately $47.8 million in timing differences equating to a deferred tax asset of approximately $18.6 million.  The tax planning strategies as outlined in the table above were used to offset the deferred tax asset, leaving a difference of approximately $6.6 million.  Therefore, the deferred tax asset valuation allowance was adjusted from $8.5 million to $6.6 million during 2011.  In 2011, the Company had recognized four consecutive quarters of profitability.  In addition, the level of nonperforming assets were declining rapidly from $100.5 million at December 31, 2010 to $55.8 million at December 31, 2011 and the level of total nonperforming loans declined from $77.6 million at December 31, 2010 to $26.8 million at December 31, 2011 mitigating the need for a provision for loan losses at the same levels experienced in earlier periods, which was a primary driver of the cumulative losses at December 31, 2011.  However, it was determined that this positive evidence was insufficient to support utilizing future taxable income for purposes of computing the deferred tax asset.  Please also see discussion below under the response to the third bullet point under Comment 5 for further detail as to why future taxable was not used to offset the deferred tax asset as of December 31, 2011.

December 31, 2012:

For the fiscal period ended December 31, 2012, the following table reflects the detailed analysis to support the realizability of our deferred tax asset:

Deferred Tax Asset Valuation Allowance Computation - 12/31/12 (in thousands)

Deferred tax asset, including net operating loss carry-forwards	$14,990
Tax Planning Strategies:
Branch sales on bank’s internal potential disposition list	540
Change in tax accounting methods	1,248
Sales of securities (1)	2,931
Sales of other assets with tax basis in excess of book basis	4,630
Sale of 1-4 family mortgages — 1st lien	1,256
Sale of line of business	1,140
Sale of SBA loans	689
Total Tax Planning Strategies	$12,434
Future Taxable Income:
Five years of projected income (Tax Effect)	$53,796

Tax planning strategies and five years of future taxable income	$66,230

Tax planning and future income (tax effect) over deferred tax asset	$51,240

(1) As a financial institution, gains on sales of securities are taxable at ordinary income tax rates.

At December 31, 2012, the Company had timing differences of approximately $40.6 million, resulting in a deferred tax asset of approximately $15.0 million.   It was determined that tax planning strategies of approximately $12.4 million could be used to offset this deferred tax asset.    In addition, the tax effect of $53.8 million related to five years of future projected taxable income was considered resulting in an offset to the deferred tax asset of approximately $66.2 million.  The Company continued to experience significant improvement in both total nonperforming assets and total nonperforming loans, (as evidenced by Table 12 in our Form 10-K for the fiscal year ended December 31, 2012) the primary cause for the cumulative three-year loss.

At March 31, 2013, the Company updated its five year income projections based on refinement of assumptions and first quarter 2013 growth. The updated projections resulted in an increase in the taxable income over the next five years as compared to our five-year projections as of December 31, 2012.  As the future taxable income at December 31, 2012 was more than sufficient to offset the deferred tax asset, further supported by the larger level of projected taxable income at March 31, 2013 which was also sufficient as the overall deferred tax asset had decreased during the first quarter 2013. Therefore, the current five year projections of income are more than sufficient to absorb the Company’s deferred tax asset at March 31, 2013.

Additional support for the realizability of the net deferred tax asset at December 31, 2012 with respect to the positive evidence utilized to overcome the negative evidence of a three-year cumulative loss for financial reporting purposes:

Although there was a cumulative three year pre-tax loss for financial statement purposes of approximately $19.4 million at December 31, 2012, the positive evidence utilized in determining that it was appropriate to utilize future taxable income to offset the deferred tax valuation allowance at December 31, 2012 includes:

·                  Eight consecutive quarters of positive pre-tax income.

·                  There was positive evidence to indicate that the primary cause for the cumulative book loss (i.e. significant provision for loan loss) would not occur in the foreseeable future:

·                  The provision for loan losses was approximately $37.4 million during this three year period and net charge-offs deducted for tax purposes of approximately $64.2 million during the same time frame.

·                  The vast majority of the $37.4 million provision for loan losses occurred in 2010 when the level of classified assets was quite high as a percentage of capital.  The 2010 provision for loan losses was $34.4 million.

·                  At the beginning of 2010, the level of classified assets as a percentage of capital was 82.2%.  At December 31, 2012, this ratio had fallen to 25.2%, a reduction of 69.3%.

·                  On an absolute basis, the level of nonperforming loans fell from $77.6 million at the end of 2010 to $13.9 million at December 31, 2012, a reduction of 82.1%.

·                  At December 31, 2010 loans 30-89 days past due totaled $21.6 million and declined to $4.3 million at December 31, 2012.

·                  A significant portion of the losses came from large loan participations.  At the beginning of 2010, the Company had $215.3 million of participations purchased.   At the end of 2012, the Company had $60.9 million of participations purchased, a reduction of 72.7%.

·                  Other significant items affecting the three year cumulative loss that are not expected to continue at December 31, 2012 include:

·                  During the three year period, there was approximately $20.8 million in expenses related to other real estate owned including write-downs on the sales of such properties.

·                  At the beginning of 2010, the Company had $37.2 million of other real estate owned.

·                  By December 31, 2012, the Company had $19.6 million of other real estate owned with a contract to sell our largest property of $10.9 million.  This was sold in January 2013 prior to the filing of our Form 10-K for the fiscal year ended December 31, 2012.   After this sale in January 2013, our other real estate owned was approximately $8.6 million, with the largest property having a book value of $1.8 million.

·                  Other-than-temporary-impairment:  In 2010, the Company recognized a $3.5 million other-than-temporary-impairment.   Securities are reviewed quarterly for other-then-temporary impairment and there has been no further other-than-temporary-impairment since 2010, which was related to a single revenue bond for a low-income housing project in Longmont, Colorado.

·                  The Written Agreement that the Company had with its primary federal regulator was removed in May 2012 as a result of significantly improved asset quality, stronger capital, improved earnings as well as strong liquidity and sensitivity.

·                  The Colorado and Denver economy, where most of our loans and customers are located, has improved significantly since 2010.

·                  Colorado was the fourth fastest growing state in 2011 per the U.S. Census Bureau.

·                  Metro Denver ranked first among 337 metro areas for absolute increase in construction employment from February 2011 to February 2012 per the Associated General Contractors of America.

·                  Colorado ranked third for best states for business per CNBC in 2012.

·                  Forbes ranked Colorado fifth overall for best states for business in 2012.

·                  Denver’s employment forecast was ranked fifth in the country per Manpower in 2012.

·                  Home resale activity in Metro Denver increased by 20.3% year-over-year in November 2012 per the Metro Denver Economic Development Corporation.

·                  The Company has demonstrated in the last two years an ability to accurately forecast earnings.

·                  Actual net income slightly exceeded budget in both 2011 and 2012.

·                  The budget reflected continued growth in pre-tax net income.

·                  Significant loan growth in 2012 consistent with peers.

·                  Well-poised to take advantage of increasing interest rates as evidenced in Table 22 of our 2012 Form 10-K. In a 100 basis point rate shock environment, net interest income would improve $3.1 million.

·                  At December 31, 2012, it was expected that there would not be a three-year cumulative loss at the end of 2013.

·                  Based on actual net income for the first six months of 2013, the Company is ahead of budget to achieving this goal.

·                  The Company has undertaken several strategies to further improve earnings:

·                  Early redemption of high-cost subordinated debt.  In 2012, the Company’s primary regulator and Board approved the redemption of $15 million of high cost subordinated debt (i.e. trust preferred securities) with an annual cost of over $1.6 million.   This savings began in the first quarter 2013 immediately upon redemption.

·                  Closure of 6 branches.  The Company recognized that its facilities costs were higher than peers as a percentage of total assets.  This was primarily a result of overlapping or duplicative branches in our branch network.    The Company closed six branches in 2012 with an expected savings of $1.4 million for occupancy expense and additional savings related to not replacing branch personnel due to natural attrition.

·                  Acquisition of an Investment Advisory firm in 2012. The Company purchased an investment advisory firm in 2012 to complement our private banking department.  This investment advisory firm was immediately accretive to earnings and has grown significantly since acquisition in July 2012 due to both organic growth and internal referrals.

·                  The Company had strong levels of both regulatory and common tangible capital at December 31, 2012 to support projected growth as follows:

·                  Total risk-based capital to risk weighted assets:  16.27%

·                  Tier 1 capital to risk weighted assets:  15.02%

·                  Tier 1 capital to average assets:  11.93%

·                  Tangible common equity to average assets:  9.53%

·                  Book equity to average assets:  9.97%

5.              Notes to Consolidated Financial Statements

Note (12) Income Taxes, page 99

Further, in your response, also address the following:

·                  Specifically identify the tax planning strategies considered at both December 31, 2010 and 2011 and how these strategies supported the amount of the deferred tax asset valuation allowance recorded at each of these respective year ends;

·                  Indicate whether these tax planning strategies were implemented and the resulting impact of their implementation; and

·                  Tell us the reasons for not considering future taxable income in any of the prior fiscal periods before December 31, 2012 when, determining the extent of the deferred tax asset valuation allowance recorded.

First bullet point:  Specifically identify the tax planning strategies considered at both December 31, 2010 and 2011 and how these strategies supported the amount of the deferred tax asset valuation allowance recorded at each of these respective year ends;

The tables in our response to item 4 above include a detailed accounting of the various tax planning strategies utilized to support the amount of the deferred tax asset valuation allowance recorded at each of the respective year ends.   The strategies consisted of the sale of various assets with a favorable difference between fair value and the related tax basis (i.e. buildings, branches, loans, securities and our trust business) and the change of tax accounting methods (i.e. the method for accounting for nonaccrual loan interest for tax vs. book purposes, revoking the election to prepay certain expenses for income tax purposes and not deferring certain loan costs for tax purposes).

Second bullet point:  Indicate whether these tax planning strategies were implemented and the resulting impact of their implementation; and

The tax planning strategies were not implemented during the three year period ended December 31, 2012.  The primary reason for not implementing any of these strategies is that they were not necessary as the Company returned to profitability in the first quarter 2011 as a result of aggressively reducing the primary cause for the three-year cumulative loss — our elevated level of nonperforming loans and nonperforming assets.

As discussed above in our response to Item #4, the level of our nonperforming assets decreased significantly during this time with an 82.1% decline in nonperforming loans and a 69.3% decline in the ratio of our classified assets to total capital — one of the primary measures that our primary federal regulators utilize when evaluating the strength of a bank.

Beginning with the first quarter 2011, we had eight-consecutive quarters of profitability along with strong loan growth.   As profitability was rapidly improving due to improved asset quality, loan growth, expense management and a focus on noninterest income, we did not want to distract from this by implementing a strategy primarily to utilize our net operating loss when we were already profitable. It was fully expected that our income stream would more than absorb the net operating loss carry-forward very early in the 20-year carry-forward period.    Although we were not profitable in 2010, the Company made significant progress in setting the stage for profitability by aggressively reducing the level of non-performing assets that were creating our elevated expense levels.

Paragraph b of ASC 741-10-30-19, states:  “In some circumstances there are actions (including elections for tax purposes), that an entity ordinarily might not take, but would take to prevent an operating loss or tax credit carryforward from expiring unused”.   As a result of improving asset quality and a return to profitability, none of the Company’s deductible differences were at risk of expiring.  Therefore, no immediate actions were taken with respect to the Company’s tax planning strategies, outside of the sale of certain securities for reasons other than tax planning.    The Company has never had a net operating loss or other tax attribute expire unused.

Third bullet point:   Tell us the reasons for not considering future taxable income in any of the prior fiscal periods before December 31, 2012 when, determining the extent of the deferred tax asset valuation allowance recorded.

According to ASC 740-10-30-21 the primary negative evidence supporting the need for a valuation allowance on the Company’s deferred tax asset is the presence of cumulative historical losses.   Under ASC 740-10-30-23, the Board opined that a cumulative three year loss is a significant piece of negative evidence that is difficult to overcome in determining the need for a valuation allowance.  However, the Board provided that all positive and negative evidence should be considered in making this determination.  It clearly stated that the there is no “three year test” required under GAAP as it is too difficult to define, and that an entity that comes in and out of a cumulative three year loss should consider all positive and negative evidence.    Further, the standard for meeting the test as to whether or not future taxable income can be used is “more likely than not”, which is defined as anything more than 50 percent.   The Board affirmed that a Company does not have to meet an “assured beyond a reasonable doubt” threshold when overcoming the strong negative evidence of a cumulative three year loss.

Paragraph c. of ASC 740-10-30-22 states that positive evidence that might outweigh negative evidence includes a strong earnings history exclusive of the loss that created the deductible difference (NOL carry forward) coupled with the evidence that the loss is an aberration rather than a continuing condition.

Discussion of why future taxable income was not used for the fiscal year ended December 31, 2010:

At December 31, 2010, there were two primary causes for the three year cumulative loss.

·                  Asset quality related expenses:

·                  Provision for loan losses.  At December 31, 2010, the three year cumulative loss included $119.3 million in provision for loan losses.  In 2010 alone, we had recorded a provision for loan loss of approximately $34.4 million, the third consecutive year of significant provision for loan losses.   The provision was high during these years as the trend of nonperforming loans was unfavorable and included:

·                  Classified loans had increased from $74.6 million at the beginning of the three year period ended December 31, 2010 to a peak of $203.6 million at September 30, 2009.   Although classified loans had declined from their peak of $203.6 million at September 30, 2009 to $143.0 million at December 31, 2010, there was not enough evidence to substantiate a sustainable positive trend of reduced classified loans as of December 31, 2010. Thus, there was insufficient positive evidence that the elevated provision for loan loss would be significantly lower in future years as of December 31, 2010.

·                  Other real estate owned expense.   The fiscal year 2010 was the third consecutive year of increasing expenses associated with other real estate owned, including related impairments on such assets.   Although the level of other real estate owned had fallen by $14.3 million, or 38.4%, during 2010; the overall level of other real estate owned and related expense remained elevated.  In addition, the increasing level of nonperforming loans indicated that additional loans would eventually migrate into other real estate owned keeping the costs associated with these nonperforming assets elevated.   Therefore, the impact of

other real estate owned was not considered an aberration, nor were there any positive evidence that the trend would not continue at December 31, 2010.

·                  Other-than-temporary-impairment.   In 2010, the Company recorded a $3.5 million other-than-temporary-impairment on a revenue bond associated with a local low-income housing project.   After a thorough review of the securities portfolio, including a review of financials and credit ratings, for any non-U.S. government-backed bond, it was determined that this other-than-temporary-impairment was an aberration, as there have been no other impairments recognized since.  Regardless, it was not significant in relationship to the cumulative three year loss.

·                  Goodwill Impairment.   The goodwill impairment in 2008 was ignored for purposes of the deferred tax asset calculation as it was a permanent difference between book and tax purposes and not a deductible difference.   Goodwill was never included on our inventory of deferred tax items and when it was impaired created an item that was deducted for book purposes, but not for tax purposes.   Therefore, the goodwill impairment did not cause our deferred tax position to change and create a deductible difference (i.e. a net operating loss carryforward).  As this goodwill impairment did not impact our deferred tax asset or related net operating loss carry forward, it was ignored for purposes of the three year cumulative loss.

The three-year cumulative loss, excluding goodwill impairment, at December 31, 2010, was approximately $98.5 million on a pre-tax basis.   The asset-quality related expenses mentioned above (i.e. provision for loan losses, other real estate owned expenses and other-than-temporary-impairment) were approximately $145.2 million during the same time frame.  Therefore, without the asset-quality related expense, there would have been three-year cumulative positive taxable income of approximately $46.7 million at December 31, 2010.  The negative evidence related to the unfavorable trends in asset quality through the end of 2010 discussed above and the fact that our primary federal regulator put the Company on a formal Written Agreement in January 2010, were evidence that uncertainty remained with respect to our future asset quality expenses as of December 31, 2010.

For these reasons, the Company did not use future taxable income to support its deferred tax asset as of December 31, 2010.

Discussion of why future taxable income was not used for the fiscal year ended December 31, 2011:

The three-year cumulative loss at December 31, 2011, was approximately $79.6 million on a pre-tax basis.   In evaluating whether or not there was sufficient positive evidence to overcome the negative evidence of the $79.6 million three-year cumulative loss, the following positive evidence was evaluated:

·                  There were four quarters of positive pre-tax income for financial reporting purposes.

·                  Nonperforming asset trends showed signs of significant improvement in 2011.

·                  The provision for loan losses was $5.0 million in 2011.   In addition, expenses associated with other real estate fell from $14.9 million in 2010 to $1.6 million in 2011.

·                  The level of nonperforming loans fell from $77.6 million at December 31, 2010 to $26.8 million at December 31, 2011, a decrease of 65.5%.

·                  Our level of classified assets as a percentage of capital declined from 74.2% at December 31, 2010 to 36.6% at December 31, 2011, a decrease of 50.7%.

·                  The local and national economy continued to show signs of improvement as evidenced by the following:

·                  In addition to favorable loan growth during the second half of 2011, net interest margin improved over the same period demonstrating a strengthening of the core earnings of the Company.

·                  The Company significantly reduced its level of high-cost time-deposits which were obtained when the economy was less certain.   The level of brokered deposits declined to $10.2 million during 2011 from $179.9 million at the end of 2010, a decline of $169.7 million, or 94.3%.  At a blended rate of 2.93% at December 31, 2010, these maturities reduced our interest expense by approximately $5.0 million during 2011.

·                  Non-maturity customer deposits grew throughout 2011.  Non-maturity deposits increased from $988.7 million at December 31, 2010 to $1.11 billion at December 31, 2011, an increase of $121.0 million, or 12.2%.

·                  Positive pre-tax income was budgeted for 2012 and there was evidence that our budgeting process was effective given that we exceeded our 2011 budgeted income.

In addition to the positive evidence above, the Company also considered the negative evidence including:

·                  Although we had four consecutive quarters of positive pre-tax income, it was determined that the Company was just beginning to gain traction and that additional quarters of positive pre-tax income would be necessary to substantiate that the trend was sustainable.

·                  Despite significant progress in reducing the level of nonperforming assets as of December 31, 2011, our primary federal regulator had not yet removed us from our Written Agreement.    In our discussions, it was indicated that they wanted to see further reductions of classified assets so that the trends of improved earnings and asset quality could be deemed to be sustainable.

For these reasons, it was determined that although the positive evidence was on the cusp of being sufficient, it still remained insufficient to overcome the negative evidence related to the three-year cumulative loss position as of December 31, 2011.  Thus, future income was not included in determining the need for a valuation allowance at December 31, 2011.

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In connection with our response above, we confirm and acknowledge that:

·                  Guaranty Bancorp is responsible for the adequacy and accuracy of the disclosure in the filing;

·                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·                  Guaranty Bancorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (303)675-1194, with any further questions or comments.

Sincerely,

/s/ Christopher G. Treece

Christopher G. Treece
Executive Vice President, Chief Financial Officer, and Secretary